Exhibit (a)(14)
PIXELWORKS, INC.
Second Supplement to
Offer to Exchange
This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.
TO: Affected Employee
DATE: November 27, 2006
RE: Second Supplement to the Offer to Exchange dated October 27, 2006.
This memorandum is the second supplement to the Offer to Exchange Certain Outstanding Pixelworks Stock Option Grants dated October 27, 2006 (the “Offer Circular”). It is in addition to the First Supplement to the Offer Circular that you already received. Capitalized terms not otherwise defined in this supplement have the meanings defined in the Offer Circular.
As discussed in the first supplement, Pixelworks announced today a restructuring plan that includes consolidation of our North American operations to achieve compensation and space cost savings over the course of the next several quarters. As part of this restructuring plan, your employment with Pixelworks will end some time in the next several months.
Since your job at Pixelworks is ending, submitting your Old Grants in the Exchange may result in your losing both your Old Grants and any corresponding New Grants. New Grants are subject to a new 18-month vesting schedule (see the Offer Circular for details), and will be completely unvested at grant. Accordingly, if your job ends prior to the 6-month anniversary of the issuance of the New Grants, you will not be vested in any of the shares issuable under the New Grants. Therefore, you should look carefully at when your New Grants would vest and how that corresponds to your last day of employment. If submitted in the Exchange, your Old Grants will be cancelled, even if partially or completely vested. If you submit Old Grants that are vested, and your employment ends before your New Grants vest, you would end up with no vested stock options to exercise, regardless of whether they are in the money or not. Given that we have extended the New Grant date to early December 2006, any New Grants would vest, subject to your continued employment, 1/3rd on June 30, 2007, and then ratably at the end of each month thereafter. If your employment ends prior to July 1, 2007, you would NOT vest in any shares under a New Grant.
Other than as described in this supplement and the first supplement, all other terms and conditions of the Offer to Exchange remain unchanged. Please refer to your Offer Circular for details.
Mike Yonker
VP, CFO, Treasurer & Secretary